Exhibit 99.2

ZenaTech Announces Acquisition of Warehouse Software Companies for Integration with AI Drone Solution for Automated Inventory Management

(Toronto, Ontario, November 12, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, announces that it has entered into an agreement to acquire Ecker Capital LLC, the holding company for warehouse management software companies InterlinkONE Inc. and Interactive Systems Inc., from ZenaTech’s affiliated company Ameritek Ventures Inc. (OTC: ATVK).
The acquisition of these two software companies will provide important functionality for integration with its ZenaDrone IQ Nano AI drone solution, enabling autonomous inventory management for warehouse and logistics customers. This transaction also further expands ZenaTech’s portfolio of SaaS software solutions and customer base and is expected to add to recurring revenues. Combined operating income for the acquired companies were $354K on revenue of $678K for the first nine months of 2024, and $386K on revenue of $949K for FY 2023. The acquisition is subject to any shareholder and regulatory approvals that may be required.

“This acquisition will add more recuring revenue to ZenaTech, as well as provide additional functionality to our ZenaDrone IQ Nano AI drone solution for autonomous inventory management. We look forward to introducing these ground-breaking solutions to warehouse and logistics customers in the US and globally. We believe this dramatically improves decision making and efficient operations by being able to assess and manage physical inventory cost-effectively by the hour instead of once every quarter as often done. This can easily result in inventory cost savings in the millions of dollars a year for multi-warehouse facility customers,” said CEO Shaun Passley, Ph.D.

Interactive Systems, Inc.

Provides software that helps manage all aspects of warehouse day-to-day operations including inventory management, e-commerce, order processing, and supports handheld devices for warehouse workers. The solution also features customized interfaces to automation and a variety of material handling equipment.

InterlinkONE, Inc.

Provides warehouse management solutions for maintaining multiple warehouses on different platforms and integrating them with associated applications for ERP, ecommerce and finance, such as WooCommerce, Salesforce, Zapier and QuickBooks.

The ZenaDrone IQ Nano is a 10x10-inch indoor drone designed to perform regular and frequent inspections such as bar code or RFID scanning in inventory management, facility maintenance inspections, security monitoring, 3D indoor mapping and other applications inside a warehouse, distribution, or plant facility. The IQ Nano is designed for autonomous use featuring integrated sensors, high-quality cameras, and data collection and analysis. Weighing 1.5kg and with a flight time of up to 20 minutes before utilizing the automatic battery charging station, it is designed for hovering stability and for safety with obstacle avoidance capabilities. View video showing the IQ Nano in test flight here.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech helps drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently the Zenadrone 1000 drone is used for crop management applications in agriculture and for critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sector.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.